SUB-ITEM 77D:  Policies with respect to security investment

Morgan Stanley Utilities Fund ("Fund")

Effective June 30, 2008, the Fund's Board of Trustees approved an increase in the Fund's limit on investments in foreign securities from 25% of its nets assets to up to 50% of its net assets, including emerging market securities
(this limit will increase to 100% of net assets effective November 3, 2008).

In addition, the Board of Trustees authorized the use of contracts for difference and total return swaps, currency forwards and options on currencies, and index futures.